Via EDGAR and Facsimile (202-772-9209)

June 10, 2010

Ms. Cicely L. LaMothe

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Interactive Data Corporation
Form 10-K as of December 31, 2009
Filed on March 1, 2010
File No. 001-31555

Dear Ms. LaMothe:

Interactive Data Corporation (the “Company”) sets forth below its responses to the comments (the “Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated May 27, 2010. For purposes of this letter, the Company refers to its Form 10-K for the fiscal year ended December 31, 2009 as its “2009 Form 10-K”, its Form 10-Q for the fiscal quarter ended March 31, 2009 as its 1Q “2009 Form 10-Q”, its Form 10-Q for the fiscal quarter ended June 30, 2009 as its “2Q 2009 Form 10-Q” and its Form 10-Q for the fiscal quarter ended September 30, 2009 as its “3Q 2009 Form 10-Q”. References to “we”, “us”, “our” and the “Company” refer to Interactive Data Corporation. For the convenience of the Staff, the Company’s responses follow the sequentially numbered comments which have been copied in bold from your letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2009

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Business and Market Trends, page 28

Comment 1: In your discussion of Institutional Services, you indicate that cancellation levels were higher in 2009 than historically. Please quantify the cancellations for comparison against other periods presented in future filings. Similarly disclose this information for your Active Trader Services segment.

Ms. Cicely L. LaMothe

Division of Corporation Finance

U.S. Securities and Exchange Commission

June 10, 2010

Response to Comment 1:

Institutional Services Segment:

In future filings, we will quantify cancellations for the Institutional Services segment of our business in comparison with the prior year’s level. The Company’s current disclosure in the “Business and Market Trends” section of the Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) in its 2009 Form 10-K and our contemplated revised disclosure for future 10-K filings are set forth below:

Current Disclosure:

“Nevertheless, cancellation levels within the Institutional Services segment were higher in 2009 than historical levels.”

Revised disclosure:

“The Company monitors on a monthly basis its Institutional Services segment customer cancellation levels which include product/service downgrades and contract renegotiations. These cancellation levels are measured by their value in U.S. dollars. During 2009, the cancellation level within the Institutional Services segment represented approximately 9% of total 2009 Institutional Services revenue as compared to the 2008 cancellations level which represented approximately 7% of total 2008 Institutional Services revenue.”

Active Trader Segment:

We note that as compared to the Institutional Services segment, the Active Trader segment is characterized by substantially higher levels of new subscriptions and customer cancellations in any given period due to the nature of this segment’s customer base which includes active traders, individual investors and investment community professionals. Additionally, it is not uncommon for Active Trader customers to originate and cancel subscriptions in the same year. For this reason, we do not monitor Active Trader customer cancellations as a percentage of revenue. Rather, new subscriptions and cancellation levels for the Active Trader segment are monitored on a monthly basis based on the number of active direct subscription terminals as of the end of each month.

For the Active Trader Services segment, in future 10-K filings, we plan to include in the “Business and Market Trends” section of our MD&A, disclosure about the level and changes in the level of direct subscription terminals. We note that on page 33 of our 2009 Form 10-K in the discussion of Active Trader segment revenue results for 2009 versus 2008 section of our MD&A, the Company discloses the number of direct subscription terminals at the end of 2009 and the end of 2008. In future 10-K filings, the Company will continue to include this disclosure in the period over period revenue results discussion and will also add disclosure which expresses the net change as a percentage.

Ms. Cicely L. LaMothe

Division of Corporation Finance

U.S. Securities and Exchange Commission

June 10, 2010

The Company’s current disclosure in the “Business and Market Trends” section of the MD&A in its 2009 Form 10-K and our contemplated revised disclosure for future 10-K filings are set forth below:

Current disclosure:

“Despite these challenges, eSignal’s base of direct subscribers grew modestly in 2009 as a result of deployments by institutional customers during the year.”

Revised disclosure:

“Despite these challenges, eSignal’s base of direct subscription terminals grew by 3.0% to 56,492 at December 31, 2009 from 54,870 at December 31, 2008. This growth reflected deployments by institutional customers during the year as well as new active trader subscribers, which more than offset cancellations from active trader subscribers that were received during the year.”

The Company’s current disclosure in its “2009 versus 2008 Revenue” section of the MD&A in its 2009 Form 10-K and our contemplated revised disclosure for future 10-K filings are set forth below:

Current disclosure:

“This was partially offset by a modest increase in the number of direct subscription terminals to 56,492 at the end of 2009 from 54,870 at the end of 2008.”

Revised disclosure:

“This was partially offset by a modest increase in the number of direct subscription terminals to 56,492 at the end of 2009 from 54,870 at the end of 2008, equivalent to an increase of 3%.”

Impact of Foreign Exchange, page 31

Comment 2: Reference is made to your correspondence with us dated November 17, 2008 and January 6, 2009 regarding the presentation of certain line items excluding the impact of foreign exchange. Please clarify if the adjusted amounts and variances are based on the actual foreign exchange impact calculated in accordance with GAAP for that period or some other methodology. If it is based on some other methodology as it appears to be based on your disclosures, then confirm that you will appropriately characterize these amounts as non-GAAP and provide the relevant disclosures required by Item 10(e) of Regulation S-K in future filings.

Ms. Cicely L. LaMothe

Division of Corporation Finance

U.S. Securities and Exchange Commission

June 10, 2010

Response to Comment 2:

The adjusted amounts and variances are not based on the actual foreign exchange impact calculated in accordance with GAAP. The methodology used (which was set forth at the bottom of page 31 of our 2009 Form 10-K) is as follows:

“On a quarterly and annual basis we calculate the impact of the change in foreign exchange rates between the current reporting period and the respective prior year reporting period. We provide the US dollar impact resulting from the change in foreign exchange rates on current period revenue, cost of services, selling, general and administrative, depreciation, and amortization expenses. We calculate this impact by comparing the average foreign exchange rates for each operating currency for the current reporting period to the average foreign exchange rates for such operating currency for the respective year-ago reporting period. We believe that by providing this information, we are facilitating period-to-period comparisons of our underlying business.”

In response to the Staff’s comment, in future filings the Company will characterize these amounts as Non-GAAP and provide the relevant disclosures required by Item 10(e) of Regulation S-K. Furthermore, we will comply with the requirements of Item 10(e)(i)(c) of Regulation S-K, by including the following statement:

“Management refers to growth rates at constant foreign currency exchange rates so that business results can be viewed without the impact of changing foreign currency exchange rates, thereby facilitating period-to-period comparisons of our underlying business. Generally, when the U.S. dollar either strengthens or weakens against other currencies, the growth at constant currency rates will be higher or lower than growth reported at actual exchange rates. Use of this constant foreign currency exchange rate is considered in the Company’s following disclosures under the columns identified as Non-GAAP.”

Ms. Cicely L. LaMothe

Division of Corporation Finance

U.S. Securities and Exchange Commission

June 10, 2010

In addition, in future filings, the Company intends to include a revised version of the tables for certain income statement line items that appeared on pages 32, 33 and 34 of the Company’s 2009 Form 10-K to include further detail on the foreign exchange adjusted fluctuations. A revised table regarding revenue amounts is set forth below:

2009 versus 2008

Revenue

	For the Years Ended December 31,
	2009	2008	% Change	2009 Foreign Exchange Impact	2009 Adjusted Revenue (Non-GAAP)	2009 Adjusted Revenue (Non- GAAP) % Change
(In thousands)
Institutional Services:
Pricing and Reference Data	$499,385	$475,803	5.0%	$18,453	$517,838	8.8%
Real-Time Services	141,302	152,989	-7.6%	8,932	150,234	-1.8%
Fixed Income Analytics	33,156	32,846	0.9%	46	33,202	1.1%

Total Institutional Services	$673,843	$661,638	1.8%	$27,431	$701,274	6.0%

Active Trader Services
eSignal	$83,375	$88,903	-6.2%	$1,677	$85,052	-4.3%

Total Active Trader Services	83,375	88,903	-6.2%	1,677	85,052	-4.3%

TOTAL REVENUE	$757,218	$750,541	0.9%	$29,108	$786,326	4.8%

Furthermore, in future filings the Company will revise the tables it presents for the cost of services, selling, general and administrative expenses, depreciation and amortization in the same manner as it intends to revise the revenue table presented above.

Critical Accounting Policies and Estimates

Goodwill and Intangible Assets, page 45

Comment 3: In the interest of providing readers with a better insight into management’s judgments in accounting for goodwill, please tell us and consider expanding your disclosures in future filings to discuss the following:

•	The reporting unit level at which you test goodwill for impairment and your basis for that determination.

•	A qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably and likely changes.

Ms. Cicely L. LaMothe

Division of Corporation Finance

U.S. Securities and Exchange Commission

June 10, 2010

Response to Comment 3:

In the interest of providing readers with a better insight into management’s judgments in accounting for goodwill, in future filings we intend to provide the following disclosure in our Critical Accounting Policies and Estimates for Goodwill and Intangible Assets.

“Goodwill and Intangible Assets”

Goodwill is recorded in connection with business acquisitions and represents the excess purchase price over the fair value of identifiable net assets at the acquisition date.

We perform impairment tests of goodwill assigned to our reporting units on an annual basis or whenever events or circumstances indicate impairment may exist.

At December 31, 2009, we had two operating and reportable segments; Institutional Services and Active Trader Services. Within the Institutional Services segment, there are four reporting units; Pricing and Reference Data Services, Real-Time Services, Managed Solutions and Fixed Income Analytics. Within the Active Trader Services segment, there is one reporting unit; eSignal. All of these reporting units are at the operating segment level or one level below.

Testing goodwill for impairment requires a two-step process. Step 1 involves comparing the estimated fair value of each reporting unit (which we estimate by using significant assumptions and judgments) to the carrying value of the reporting unit’s assigned assets (including related goodwill) and liabilities. Fair values for each reporting unit are established using discounted cash flows that incorporate specific reporting unit assumptions for revenue and operating expenses. Such assumptions take into account factors including historical experience and anticipated economic and market conditions for purposes of determining market value from a market participant perspective. These cash flows are then discounted at an implied rate of return that we believe a market participant would require for an investment in a company having similar risks and business characteristics to the reporting unit being assessed. If the estimated fair value of the reporting unit exceeds the respective carrying value of the reporting unit’s assigned assets and liabilities, no impairment is recorded and no further analysis is performed.

If the estimated fair value of the reporting unit is less than the carrying value of the reporting unit’s assigned assets and liabilities, we would perform the Step 2 calculation. In Step 2, the implied fair value of the reporting unit’s goodwill is determined by assigning a fair value to all of the reporting unit’s assets and liabilities, including any unrecognized intangible assets, as if the reporting unit had been acquired in a business combination at fair value. If the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment loss would be recognized in an amount equal to that excess.

In determining the estimated fair value of the reporting units, we applied the following material assumptions:

•	Expected revenue growth at the reporting units for the periods 2010 through 2019 were assumed to range between 3.6% and 6%.

Ms. Cicely L. LaMothe

Division of Corporation Finance

U.S. Securities and Exchange Commission

June 10, 2010

•	Cash flows at the reporting units beyond 2019 were assumed to grow at a perpetual growth rate of 2.5%.

•	Discount rates were assumed to range from 10.9% for Pricing and Reference Data reporting unit to 12.7% for the remaining four reporting units.

Based on our annual assessment applying the assumptions described above, a hypothetical 15% reduction in the estimated fair value of each of the reporting units would not result in an impairment condition at any of the reporting units other than the Real-Time Services reporting unit.

We performed sensitivity analyses on the Real-Time Services reporting unit to illustrate the impact of reasonable changes in the material assumptions underlying the reporting unit’s estimated fair value. The sensitivity analyses revealed the following:

•

a 10% decrease in the ten year compound average growth rate of revenue over the periods 2010 through 2019 would result in a 11% decline in the estimated fair value of the Real-Time Services reporting unit.

•	a 10% decrease in the perpetual growth rate would result in a 1% decline in the estimated fair value of the Real-Time Services reporting unit.

•	a 10% increase in the discount rate would result in a 12% decline in the estimated fair value of the Real-Time Services reporting unit.

A change in the first and third assumptions above would result in the estimated fair value of the Real-Time Services reporting unit being less than the carrying value of the Real-Time Services reporting unit by a range of $5,000,000 to $6,000,000. To the extent that the estimated fair value of any reporting unit would be less than the carrying value of the reporting unit, we would be required to perform the Step 2 calculation.

Financial Statements and Notes

Consolidated Statements of Operations, page 55

Comment 4: We note that you have included cash dividends declared per common share on the face of your Consolidated Statements of Operations versus in the notes to your financial statements. Tell us how your disclosure complies with the guidance in paragraph 260-10-45-5 of the FASB Accounting Standards Codification.

Response to Comment 4:

In future 10-K filings, we will not disclose cash dividends per common share on the face of our Consolidated Statements of Operations but will only disclose cash dividends declared per common share in the notes to our financial statements.

Ms. Cicely L. LaMothe

Division of Corporation Finance

U.S. Securities and Exchange Commission

June 10, 2010

Note 1 - Summary of Significant Accounting Policies

Out-of-Period Accounting Adjustment, pages 59 - 60

Comment 5: We note that based upon an evaluation of all relevant quantitative and qualitative factors, you do not believe the effects of the out-of-period accounting adjustments are material individually or in the aggregate to its full-year 2009 financial results and any of the prior years. Please provide us with your materiality analysis of the “out of period adjustment” described in this footnote. Expand your analysis to also address the impact to your second and third quarters in fiscal year 2009. Reference is made to SAB Topic 1M.

Response to Comment 5:

At the time of the Company’s filing of its Form 10-Q for June 30, 2009 and the three and six months then ended, the Company performed a comprehensive materiality assessment of the UK matter and the related out-of-period accounting adjustment.

Attached as Exhibit A to this letter, is the Company’s materiality assessment as requested, which was part of the overall documentation prepared contemporaneously with respect to the second quarter of 2009.

We continued to monitor and evaluate the out-of-period accounting adjustment and its related materiality throughout 2009, specifically at September 30, 2009 (the Company’s third quarter) and December 31, 2009. In response to your specific request, we have provided as Exhibit B to this letter a materiality analysis, which was prepared currently, to reflect the out–of-period accounting adjustment and its related materiality with respect to September 30, 2009 and December 31, 2009.

The results of our year-end analysis continued to support our assessment that was made during the second quarter of 2009 that the out-of-period accounting adjustment was not material to the Company full-year 2009 financial results or any of its prior years financial results.

Comment 6: Your disclosure states the Company took action to enhance the control structure including the clarification and centralization of the financial reporting lines and the recruitment of additional staff. However, in your Forms 10-Q for the quarterly periods ended June 30, 2009 and September 30, 2009 and the Form 10-K for the fiscal year ended December 31, 2009, you represent in your disclosures pursuant to Item 308 of Regulation S-K, that there were no changes to your internal controls over financial reporting. Please advise.

Response to Comment 6:

While, as noted by the Staff, to enhance its control structure, the Company took action subsequent to the discovery of the incorrectly recorded journal entries in its European real-time services operation (which are described on page 31 of our 2009 Form 10-K), the Company respectfully submits that there was no change in its internal control over financial reporting (“ICOFR”) during its fiscal quarters ended June 30, 2009 and September 30, 2009, respectively, and its fiscal year ended December 31, 2009 that materially affected, or was reasonably likely to materially affect, its internal control over financial reporting. The Company views the changes it made to its ICOFR as a refinement of the control structure already in place, which the Company believes was designed effectively but was not being properly executed. The Company does not believe the changes materially affected, or were reasonably likely to materially affect, the Company’s ICOFR. Accordingly, the Company believes that its disclosure, that there was “no change in our internal control over financial reporting that occurred during the reporting period that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting” was appropriate.

Ms. Cicely L. LaMothe

Division of Corporation Finance

U.S. Securities and Exchange Commission

June 10, 2010

The Company reassigned certain responsibilities, recruited new staff at the UK real-time services operation (primarily to replace individuals associated with the out-of-period accounting adjustment who are no longer with the Company), and enhanced its control structure by augmenting the existing divisional balance sheet analytical review performed by local financial management with a second divisional balance sheet analytical review performed by the Company’s corporate accounting department. The Company views these changes as refinements of the internal control structure already in place and not changes which materially affected the internal control structure. The changes were consistent with other changes the Company has made over time in its continual review of its ICOFR. Accordingly, the Company views the changes to its ICOFR as a refinement of the Company’s control structure already in place, which the Company believes was designed effectively but was not being properly executed. The Company does not believe the changes materially affected, or were reasonably likely to materially affect, the Company’s ICOFR.

Comment 7: Please tell us what consideration was given to discussing the out-of-period adjustment and its impact to the quarterly financial information presented on page 92.

Response to Comment 7:

Given our conclusion that the out-of-period accounting adjustment was not material to any previously reported quarterly financial statements (please refer to Exhibit A.1 and Exhibit B to this letter) we determined it was not necessary to a reader’s understanding of our quarterly financial results to identify the respective out-of-period accounting adjustment in the disclosures provided on page 92.

In addition, we note that we have given prominence in the Company’s disclosures (in the notes to our financial statements and in our MD&A) to the total impact of the out-of-period adjustment, which occurred in our quarter ended June 30, 2009.

Notwithstanding the above, in future Form 10-K filings, the Company will include a discussion of the impact of the out-of-period adjustment that occurred in our quarter ended June 30, 2009 in the quarterly financial information presented on page 92 of our 2009 Form 10-K. This will be in

Ms. Cicely L. LaMothe

Division of Corporation Finance

U.S. Securities and Exchange Commission

June 10, 2010

addition to the disclosure of the impact to the periods presented in our financial statements and the Company’s conclusions regarding materiality in the notes to our financial statements and in our MD&A.

Comment 8: Notwithstanding our previous comments, to the extent you continue to conclude the out-of-period adjustment is not material and as a result do not restate your financial statements, the following disclosures should be included in your future periodic reports for the periods impacted by the out-of-period adjustment (i.e. second and third quarter Forms 10-Q):

Comment 8, first bullet:

•	There should be continued disclosure of the out-of-period adjustment, the impact to the 2009 quarters presented and the company’s conclusions regarding materiality.

Response to Comment 8, first bullet:

In future filings, including the Company’s Form 10-Q for the second quarter ended June 30, 2010 and its Form 10-Q for the third quarter ended September 30, 2010, the Company will continue to include the discussion of the out-of-period adjustment, including disclosure of the impact to the 2009 quarters presented and the Company’s conclusions regarding materiality in the notes to the Company’s financial statements and in its MD&A.

Comment 8, second bullet

•	Disclosures pursuant to Item 308 of Regulation S-K should make reference to the changes in your internal control that took place in 2009.

Response to Comment 8, second bullet:

As noted, and for the reasons set forth in the Company’s response to Comment 6 above, the Company does not believe that any change to the disclosure it has made pursuant to Item 308 of Regulation S-K is required.

Comment 8, third bullet

•

The quarterly financial information included in your annual report for the fiscal year ended December 31, 2010 should be expanded to include a discussion of the out-of-period adjustments. The audited annual results should also continue to disclose the out-of-period adjustments as long as there are periods presented that are impacted by the adjustment.

Response to Comment 8, third bullet:

As noted in the Company’s response to Comment 7 above, the Company will expand the disclosure relating to the quarterly financial information included in its annual report on Form 10-K for the fiscal year ended December 31, 2010 to include a discussion of the out-of-period adjustment. The audited annual results will continue to disclose the out-of-period adjustment as long as there are periods presented that are impacted by the adjustment.

Ms. Cicely L. LaMothe

Division of Corporation Finance

U.S. Securities and Exchange Commission

June 10, 2010

Note 3 - Mergers and Acquisitions

Acquisition of NDF, pages 69 - 70

Comment 9: We note that you have a firm commitment to purchase the remaining 10% of equity ownership prior to December 31, 2010. As a result of this firm commitment, you have reflected 100% economic ownership of NDF beginning April 28, 2009. Please clarify your basis in GAAP for this accounting treatment.

Response to Comment 9:

In December 2008, the Company entered into a purchase agreement to acquire 80% of the outstanding common shares of Japan-based NTT DATA Financial (“NDF”), which also included a firm commitment to purchase an additional 10% of outstanding common shares of NDF at a fixed purchase price per share in December 2010, thereby resulting in 90% economic ownership of NDF. The Company notes that, on April 28, 2009, in a transaction that was independent of the firm commitment described above, the Company purchased additional shares representing 10% of NDF, thereby resulting in 100% economic ownership of NDF by the Company beginning on April 28, 2009.

The date of the December 2008 purchase agreement, and therefore the date the firm commitment was agreed to, preceded the adoption of SFAS 160, “Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51”, and SFAS 141(R), “Business Combinations.” Given the absence of any contractual clauses which would suggest the purchase of shares under the purchase agreement was not probable, we believe this commitment represented a forward contract to acquire a portion of the noncontrolling interest. Therefore, in accordance with EITF 00-4 “Majority Owner’s Accounting for a Transaction in the Shares of a Consolidated Subsidiary and a Derivative Indexed to the Noncontrolling Interest in That Subsidiary”, paragraph 15, and SFAS 150 “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”, paragraph 11, the accounting standards applicable at the time, the firm commitment was considered a forward contract and the Company recorded it as a liability in the purchase accounting allocation for the NDF acquisition and the noncontrolling interest was correspondingly reduced.

Accordingly, the remaining 10% noncontrolling interest to be purchased under this firm commitment from the remaining shareholder is not recognized as a noncontrolling interest and no earnings were allocated to the noncontrolling interest in the Company’s 2009 consolidated financial statements. For informational purposes, we note that the net income attributable to the remaining 10% noncontrolling interest for NDF for the twelve months of 2009 was approximately $453,000.

Ms. Cicely L. LaMothe

Division of Corporation Finance

U.S. Securities and Exchange Commission

June 10, 2010

Item 9A. Controls and Procedures, page 94

Comment 10: We note that you indicate that management’s assessment of the effectiveness of your internal control has been audited by your independent registered public accounting firm. Please note that this statement is not consistent with the auditors’ report filed on page 54. In future filings, please revise this statement to comply with Rule 3-08(a)(4) of Regulation S-K, which requires a statement that your auditors have issued an attestation report on your internal control over financial reporting and not management’s assessment.

Response to Comment 10:

In future filings, the Company will revise the disclosure set forth in Item 9A of its Form 10-K (and Item 4 of its Form 10-Qs) to comply with Rule 3-08(a)(4) of Regulation S-K, which requires a statement that the Company’s auditors have issued an attestation report on the effectiveness of the Company’s ICOFR and not management’s assessment thereof.

* * * *

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to its filings and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * *

Ms. Cicely L. LaMothe

Division of Corporation Finance

U.S. Securities and Exchange Commission

June 10, 2010

If you have any questions with regard to these responses, or if you require additional information, please feel free to contact Stephen T. Giove at Shearman & Sterling at (212) 848-7325.

Sincerely,

/s/ Christine Sampson
Christine Sampson Interim, Chief Financial Officer

cc:	Robert C. Lamb, Jr., Audit Committee Chairman, Interactive Data Corporation
Raymond L. D’Arcy, President and Chief Executive Officer, Interactive Data Corporation
Diane Larsen, Partner, Ernst & Young LLP
Stephen T. Giove, Esq., Shearman & Sterling, LLP
David A. Sirignano, Esq., Morgan, Lewis & Bockius LLP

Ms. Cicely L. LaMothe

Division of Corporation Finance

U.S. Securities and Exchange Commission

June 10, 2010

Exhibit A:

Materiality Assessment

The Company has determined that the basis of determining materiality is in the definitions provided by the various governing accounting bodies, the staff of the SEC, the FASB, the IASB (relevant for Pearson) and the rulings provided by courts, including the U.S. Supreme Court. This guidance should be followed and used in our determination of the material nature of the adjustments for any and all reporting periods. The U. S. Supreme Court in determining materiality stated that “substantial likelihood that the… fact would have been viewed by the reasonable investor as having significantly altered the “total mix” of information made available”. FASB stated that “… the magnitude of an omission or misstatement of accounting information that, in the light of surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would have been changed or influenced by omission or misstatement.” IASB stated that “information is material if its omission or misstatement could influence the economic decisions of users taken on the basis of the financial statements. Materiality depends on the size of the item or error judged in the particular circumstances of its omission or misstatement. Thus, materiality provides a threshold or cutoff point rather than being a primary qualitative characteristic which information must have if it is to be useful.” These views of materiality noted are captured in the SEC’s interpretations and places reliance on such definitions.

As noted in the attached quantitative analysis (see Exhibit A.1), we have calculated that no one reporting period (quarterly or annually) has an impact of 5% or greater. The range of impact on net income and earnings per share on a basic and diluted basis for each of the interim periods of 2008, and for the first quarter of 2009 is between 3.1% - 4.8% and the impact on net income and earnings per share on basic and diluted basis for the year then ended December 31, 2008 is 3.8%. The corresponding impact on revenue, cost of services and selling, general and administrative expenses for each of the interim periods of 2008, the year then ended December 31, 2008 and for the first quarter of 2009 is in the range of .09% - 3.3%. Management does not believe that these adjustments individually or in the aggregate are material to any of the line items in IDCO’s financial statements in any of the periods reported. Management does not believe that a reasonable investor would be swayed or influenced in any investment decision for any period presented by these adjustments.

In summary, Management has concluded that based upon the quantitative analysis the impact, in any one reporting period, to reported basic or diluted earnings per share for each of the previously reported quarters in 2008 and the first quarter of 2009 was between 3.1% - 4.8% and therefore an indication that the impact would not be material to the results of the financial statements of the Company taken as a whole.

Ms. Cicely L. LaMothe

Division of Corporation Finance

U.S. Securities and Exchange Commission

June 10, 2010

See subsequent discussion below regarding the materiality of the out of period adjustment recorded in Q2 2009 to that quarter’s financial results and to the Company’s forecasted 2009 annual operating results.

Management also considered the “qualitative factors” surrounding the adjustments in 2008 and the first quarter 2009, including:

•

Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate. Management believes that although some of the entries, at the time, would have been based on estimates, the estimates should have been more precise than what was recorded by the UK Senior Accountant.

•

Whether the misstatement masks a change in earnings or other trends. Management does not believe that the adjustments mask any earnings or other trends. The adjustment had no significant impact on the “trend of earnings” or other trends (i.e., revenue, income from operations) as reported in the statement of operations for the year ended December 31, 2008 and for the quarterly periods in 2008 or the first quarter of 2009. The recording of the adjustments would not have had a significant impact on the Company’s earnings or other trends (See Exhibit A.1). The impact of the adjustments recorded in the second quarter of 2009 was largely offset by cost cutting measures. These measures were also taken in response to the softening of the Company’s forecasted revenue for 2009.

•

Whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise. Management does not believe that the misstatements hid a failure to meet analysts’ consensus expectations of revenue or earnings for any of these historical reporting periods (see Exhibit A.1). Based upon the attached quantitative analysis, the Company would have met or exceeded analysts’ expectations for the year ended December 31, 2008 and for the quarterly periods in 2008 even if the adjustments were recorded in the correct periods. The Company did not and would not have met analysts’ expectations for the first quarter of 2009 even with the adjustments. Management believes these adjustments would have a limited, if any, impact on shareholder investment decisions during 2008 and the first quarter of 2009. (The Company’s stock price did not significantly fluctuate for these periods.)

•	Whether the misstatement changes a loss into income or vice versa. These adjustments did not have this effect in any of the reporting periods.

•

Whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability. Management believes the misstatements did not have a material impact on “revenue” or “income from operations” as reported previously for the Institutional reporting segment (See Exhibit A.1).

Ms. Cicely L. LaMothe

Division of Corporation Finance

U.S. Securities and Exchange Commission

June 10, 2010

•	Whether the misstatement affects the registrant’s compliance with regulatory requirements. Not applicable.

•

Whether the misstatement has the effect of increasing management’s compensation. If these adjustments had been recorded in the proper period in 2008, RTS’ overall revenue and profit performance would have been negatively impacted and the management bonuses for RTS employees worldwide would have been $0.3k lower.

•

Whether the misstatement involves concealment of an unlawful transaction. Management is not currently aware of any facts causing us to believe that these adjustments concealed any unlawful activity. We do not believe that the RTS UK Senior Accountant recorded these adjustments in order to “manage” the results and trends of the Company’s earnings and to mislead investors. There is no evidence that these were intentional errors recorded for personal gain. These adjustments appear to be confined to an isolated individual in a foreign business unit.

In addition to the qualitative analysis above, the following should be considered. The statements below describe actions that the Company would have taken or not taken, or impacts that would have occurred, had the adjustments been recorded, are based upon management’s best knowledge and belief.

•

In a three year trend analysis for each line item affected by these adjustments would not influence an investment decision either with the adjustments or without, the overall progression of growth in revenue and in costs would appear reasonable and expected with historical results.

•

The effect of these adjustments does not distort or mask the underlying core business and operations. The costs and expenses for the periods noted are understated and the balance sheet overstated but not in a way either with or without the adjustments would present the financial results in a managed or predictable way.

•

There are no other business indicators that taken into consideration of these adjustments that would lead to a reasonable investor to change their investment decision. All internal operating decisions made during this period would not have changed.

•

The adjustments made were by one individual with intent but no understandable reason for this. There was no significant personal financial gain for the individual. The actual bonus paid to the RTS UK Senior Accountant for 2008 was $16,000;

Ms. Cicely L. LaMothe

Division of Corporation Finance

U.S. Securities and Exchange Commission

June 10, 2010

the bonus, had the correct accounting been performed with the adjustments, would have been approx. $9,000. The individual, without great difficulty, would not have been able to calculate the bonus effect of each individual entry or for any specific time period.

•

There has been no significant change to the business, market or business unit as a result of the adjustments noted. Subsequent finance organizational changes are being made as well as enhancements to controls.

•	There would have been no significant changes in the Company’s ability to declare or make dividend payments and/or change dividend rates had the adjustments been recorded.

•	There would be no significant changes to the Company’s granting of equity awards or changes to the stock compensation expense for the periods had the adjustments been recorded.

•	There would not have been any significant changes to the Company’s internal investment plans or capital expenditure budgets had the adjustments been recorded.

•	There would not have been any significant changes to the Company’s annual operating budgets for the periods had the adjustments been recorded.

•

We have received confirmation from Pearson’s Chief Financial Officer that there would not have been any significant effect on the Pearson consolidated financial statements had the adjustments been recorded.

•

We have received confirmation from Pearson’s Chief Financial Officer that there would not have been any significant changes to covenant compliance for which Pearson has outstanding debt during such noted periods had the adjustments been recorded.

•	There would not have been any significant changes to the Company’s stock purchases (buybacks) for the periods covered had the adjustments been recorded.

SAB 108, “Quantitative Financial Statement Misstatements” provides guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. We have reviewed SAB 108 and have concluded that the out of period charge (which includes Q1 2009 and earlier) of $10.9M at the average exchange rate applicable to the period to which the adjustments pertain) recorded in Q2 2009 is not material, to IDCO’s forecasted 2009 pre-tax income of $209.6M. Furthermore, this conclusion is appropriate whether the bonus reversal recorded in Q2 2009 is considered or not considered.

Ms. Cicely L. LaMothe

Division of Corporation Finance

U.S. Securities and Exchange Commission

June 10, 2010

In evaluating this, the Company has performed a comprehensive review of its 2009 forecasted operating results, taking into consideration actual results through June 30, 2009, including the fact that the Company is seeing across some of its institutional business lines and its Active Trader business softening in the revenue line resulting from higher than historical cancellation rates. In reviewing the reasonableness of the $209.6M pre-tax income, the Company specifically focused on the second half year assumptions surrounding further cancellations and other operating costs. Even under the most conservative view, which is to exclude the bonus impact, the Company would have to significantly miss (approx 11%) the $209.6M estimate to result in the $9.4M out of period (pre 2009) adjustment being material. We have also concluded that the total charge of $11.4M (which represents the total charge including the out-of-period adjustment of $10.9M and the adjustments recorded in the second quarter ($0.5M) that pertain to the second quarter and corrected in the second quarter, at the average exchange rate applicable to the period to which the adjustments pertain) is not material to IDCO’s 2009 forecasted pre-tax income of $209.6M.

Furthermore, we have evaluated whether the out of period adjustment recorded in Q2 2009 ($10.9M) is material to the Q2 2009 operating results. In considering this, we have looked to the guidance provided in APB 28 paragraph 29 which provides guidance on Interim Financial Reporting. Paragraph 29, states that “in determining materiality for the purpose of reporting the correction of an error, amounts should be related to the estimated income for the full fiscal year and also to the effect on the trend of earnings. Changes that are material with respect to an interim period but not material with respect to the estimated income for the full fiscal year or to the trend of earnings should be separately disclosed in the interim period.” Based on the above discussion, we have concluded that the out of period adjustment recorded in Q2 2009 is not material to the Company’s estimated operating results for 2009.

Finally, in evaluating the impact of the adjustment, we also considered the direct impact of the adjustment on the Company’s management incentive bonus. This bonus has two components; financial (66% of the total bonus) and discretionary (34% of the total bonus). In the second quarter of 2008, the Company reversed $9.6 million of the management incentive bonus accrual. Based on the second quarter forecast, the composition of this reversal was as follows: $4.6 million of the total bonus reversal is directly attributable to the UK adjustment of $10.9 million and $5.0 million of the reversal is directly attributable to the softening of the business. The Company would have been required to reverse $5.0 million of the bonus accrual even if the UK adjustment had not occurred based solely on the 2009 operating performance of the Company. Furthermore, the executive management team of the Company has concluded that no bonuses will be paid on the 2009 operating results (even if financial targets are met (due in part to the reversal booked in Q2 2009) except for approximately $900,000 of annual bonus expense related to certain contractual obligations. This is a significant departure from past operating practice where significant bonus payouts were made. This decision was made based on how shareholders would perceive a 2009 bonus payout, after the Company discloses that errors existing in 2008 and the 2008 bonus payout was higher than it would have been if the adjustments had been reported in the proper periods.

Ms. Cicely L. LaMothe

Division of Corporation Finance

U.S. Securities and Exchange Commission

June 10, 2010

From a quantitative perspective, the following analyses are provided:

In accordance with the APB 28 guidance, we have also evaluated the correction as follows:

1.	Calculation of the impact of the out of period adjustment after giving effect to the direct impact on 2009 bonus resulting from this adjustment (as a percentage of Q2 pre-tax income adjusted to reflect the change in estimate of bonus due to the softening of the business:

Out of period adjustment being booked in Q2	$ 10.9 million
Less: direct impact on bonus from this error	($ 4.6) million
Net error correction being recorded in Q2	$ 6.3 million
Q2 pre-tax income (before adjustment for bonus reversal)	$ 52.4 million
Change in estimate of bonus due to softening of business	$ 5.0 million
Adjusted Q2 pre-tax income	$ 57.4 million
Impact ($6.3M/$57.4M)	11%

2.	Calculation of the impact of the out of period adjustment before giving effect to any impact on 2009 bonus resulting from the adjustment (as a percentage of Q2 pre-tax income adjusted to reflect the change in estimate of bonus due to the softening of the business:

Out of period adjustment being booked in Q2	$ 10.9 million
Q2 pre-tax income (before adjustment or bonus reversal)	$ 52.4 million
Change in estimate of bonus due to softening of the business	$ 5.0 million
Adjusted Q2 pre-tax income	$ 57.4 million
Impact ($10.9M/$57.4M)	19%

Although the correction of the out of period error ($10.9 million) is material to the Q2 operating results at 19%, we believe that given the guidance in APB 28, paragraph 29, provides support of our proposed treatment given the fact the out of period adjustment will not be material to the forecasted 2009 operating results.

Conclusion

In consideration of both the “quantitative factors,” which are summarized above and detailed on the attached analytical spreadsheet, and the “qualitative factors” discussed above, management has determined that the unadjusted misstatements of revenue and earnings on both a consolidated and segment reporting basis, as previously reported in IDC’s 2008 Form 10-K and 2008 Forms 10-Q and 2009 first quarter Form 10-Q, are not material. The Company does not believe that the effects of the out-of-period accounting adjustment are material to its estimated full-year 2009 financial results. The Company also does not believe that the out-of-period accounting adjustment, individually or in the aggregate, is material to any previously issued annual or quarterly financial statements. Because the out-of-period accounting adjustment, both individually or in the aggregate, was not material to any of the prior year’s financial statements and is not expected to be material to its estimated full-year 2009 financial results, the out-of-period accounting adjustment

Ms. Cicely L. LaMothe

Division of Corporation Finance

U.S. Securities and Exchange Commission

June 10, 2010

was recorded in the Company’s financial statements for the second quarter of 2009. As a result of all of these factors, the Company has not restated its previously issued annual financial statements or interim financial data.

Ms. Cicely L. LaMothe

Division of Corporation Finance

U.S. Securities and Exchange Commission

June 10, 2010

Exhibit A.1

Interactive Data Corporation
Impact Analysis of UK Accounting Adjustments - UK- 000’s	Full Yr Avg
23-Jun-09	1.85281	1.56966	1.89127	1.97088	1.97813	1.43418

	2008	Q4 ‘08	Q3 ‘08	Q2 ‘08	Q1 ‘08	Q1 ‘09
Corporate Financial Information

Revenue	$750,541	$194,092	$188,589	$186,149	$181,711	$186,034
Cost of Services	$241,880	$59,901	$60,469	$61,319	$60,191	$60,425
Selling, general and administrative	$244,248	$63,147	$60,727	$61,153	$59,221	$62,647

Income from operations	$209,683	$57,091	$53,681	$49,971	$48,940	$48,332
Net income	$142,648	$40,108	$36,715	$33,527	$32,298	$31,941

Tax Rate used to affect error	34.33%	31.30%	33.90%	35.40%	37.0%	34.60%

Basic EPS, as reported	$1.52	$0.430	$0.390	$0.360	$0.34	$0.340
Diluted EPS, as reported	$1.48	$0.420	$0.380	$0.350	$0.33	$0.330

Basic shares outstanding	93,984	93,654	94,002	94,011	94,270	93,693
Diluted shares outstanding	96,674	95,627	96,764	96,954	97,352	96,006

Stockholders’ equity	$959,807	$959,807	$979,720	$1,011,919	$998,325	$995,668
Total Assets	$1,182,525	$1,182,525	$1,186,881	$1,199,129	$1,202,602	$1,205,343
Total Liabilities	$222,122	$222,122	$207,161	$187,210	$204,277	$209,675
Income from Operations	$209,683	$57,091	$53,681	$49,971	$48,940	$48,332

Operating Segment Information

Institutional Income from revenue	$661,638	$171,913	$166,036	$163,800	$159,889	$164,952
Institutional Income from operations	$286,297	$76,338	$72,546	$69,588	$67,825	$70,994

Accounting Error Identified and Corrected in Q2 2009
At historical exchange rates
Revenue	$(1,193)	$(460)	$(261)	$(164)	$(309)	$(176)
Revenue - FX adjustment	$(501)	$(501)	$—	$—	$—	$—
Cost of Services	$(5,859)	$(905)	$(1,512)	$(1,447)	$(1,995)	$(1,318)
Selling, general and administrative - Bonus adjustments	$—	$—	$—	$—	$—	$—
Selling, general and administrative - UK adjustments	$(695)	$(152)	$(189)	$(231)	$(123)	$—

Total impact, pre-tax	$(8,247)	$(2,018)	$(1,962)	$(1,842)	$(2,426)	$(1,494)
Total impact, tax affected	$(5,401)	$(1,386)	$(1,297)	$(1,190)	$(1,528)	$(977)

Impact on Consolidated Financial Statements

Impact as a % Revenue, as reported	-0.23%	-0.49%	-0.14%	-0.09%	-0.17%	-0.09%
Impact as a % of Cost of Services, as reported	-2.42%	-1.51%	-2.50%	-2.36%	-3.31%	-2.47%
Impact as a % of Selling,general and administrative as reported	-0.28%	-0.24%	-0.31%	-0.38%	-0.21%	-2.38%
Impact as a % of Total Assets	-0.10%	-0.04%	-0.02%	-0.01%	-0.03%	-0.01%
Impact as a % of Total Liabilities	-2.95%	-0.48%	-0.82%	-0.90%	-1.04%	-0.63%
Impact as a % of Income from Operations	-3.93%	-3.53%	-3.65%	-3.69%	-4.96%	-3.09%

Impact (tax-affected) as a % of Net Income, as reported	-4%	-3.5%	-3.5%	-3.5%	-4.7%	-3.1%

Impact on EPS Basic	$(0.057)	$(0.015)	$(0.014)	$(0.013)	$(0.016)	$(0.010)
Impact on EPS Diluted	$(0.056)	$(0.014)	$(0.013)	$(0.012)	$(0.016)	$(0.010)

EPS as adjusted for impact - Basic	$1.463	$0.415	$0.376	$0.347	$0.324	$0.330
EPS as adjusted for impact - Diluted	$1.424	$0.406	$0.367	$0.338	$0.314	$0.320

EPS Impact on a % basis - Basic	-3.78%	-3.44%	-3.54%	-3.52%	-4.77%	-3.07%
EPS Impact on a % basis - Diluted	-3.77%	-3.45%	-3.53%	-3.51%	-4.76%	-3.08%

Impact on Operating Segments

Impact as a % of Institutional Service revenues, as reported	-0.2%	-0.3%	-0.2%	-0.1%	-0.2%	-0.1%
Impact as a % of Institutional Income from operations, as reported	-2.0%	-1.2%	-2.1%	-2.1%	-2.9%	-1.9%

First Call		$0.3200	$0.3400	$0.3200	$0.3100	$0.3600

Diluted EPS:
Variance from actual EPS		$0.10	$0.04	$0.03	$0.02	$(0.03)
Variance from revised EPS		$0.09	$0.03	$0.02	$0.00	$(0.04)

A-1

Ms. Cicely L. LaMothe

Division of Corporation Finance

U.S. Securities and Exchange Commission

June 10, 2010

Exhibit B

The Company prepared the following materiality analysis, to reflect the updating of the out-of-period accounting adjustment at September 30, 2009 and December 31, 2009:

(Amounts in 000’s)	Amount Related to 2008 and Earlier
Amounts disclosed in 2nd Quarter Form 10-Q	$9,390
Revisions to the out-of-period accounting adjustment during Q3 2009	406
Revised out of period amount as of September 30, 2009	$9,796
Revisions to the out-of-period accounting adjustment during Q4 2009	57
Revised out of period amount as of December 31, 2009	$9,853
Amounts disclosed in the Form 10-K	$9,390
Variance	$463

The revisions to the out-of-period accounting adjustment identified during the third quarter of 2009 which amounted to $406,000 represented 0.7% of the Company’s pre-tax income of $58,766,000 for the three months ended September 30, 2009. The revisions to the out-of-period accounting adjustment identified during the fourth quarter of 2009 which amounted to $57,000 represented 0.1% of the Company’s pre-tax income of $50,726,000 for the three months ended December 31, 2009.

The Company concluded that the difference between the actual out-of-period accounting adjustment and the amount disclosed in the Form 10-K is not materially misstated. Furthermore, in evaluating the 2009 out-of-period accounting adjustment, the adjustment is not material to the Company’s pre-tax income of $209,568,000 for the period ended December 31, 2009. The statement is correct whether the disclosed out-of-period adjustment of $9,390,000 is considered (which represents 4.5% of 2009 pre-tax income) or the revised out-of-period adjustment of $9,853,000 is considered (which represents 4.7% of 2009 pre-tax income).

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